1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
ADAM T. TEUFEL adam.teufel@dechert.com +1 202 261 3464 Direct +1 202 261 3164 Fax

July 28, 2023

VIA EDGAR CORRESPONDENCE

Mindy Rotter

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549-4644

Re:	Hartford Funds Exchange-Traded Trust (the “Registrant”) (SEC File No. 333-273214)

Dear Ms. Rotter:

We are writing in response to comments you provided telephonically to Adam Teufel, of Dechert LLP, on July 20, 2023 in connection with your review of the registration statement on Form N-14 (the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”), related to the proposed reorganization of Hartford Quality Value Fund (“Acquired Fund”), a series of The Hartford Mutual Funds II, Inc., into Hartford Quality Value ETF (“Acquiring Fund”), a series of the Registrant, which was filed on July 12, 2023.

On behalf of the Registrant, we have reproduced your comments below and immediately thereafter have provided the Registrant’s responses. Capitalized terms have the same meaning as defined in the Registration Statement.

1.	Comment:	Please confirm in correspondence that a delaying amendment will be filed prior to the effective date of the Registration Statement as the name of the Registrant in the auditor’s consent is incorrect and makes the filing ineligible for automatic effectiveness under Rule 488. Please confirm in correspondence that a new consent will be obtained and filed with the pre-effective amendment.

Response:	The Registrant confirms that a delaying amendment will be filed prior to the effective date of the Registration Statement and that a new auditor’s consent will be obtained and filed with the pre-effective amendment.

2.	Comment:	Please confirm in correspondence that a hyperlink to the Acquired Fund’s semi-annual financial statements filed on EDGAR will be included in the SAI in a pre-effective amendment. It is included in the prospectus, but not the SAI.

Response:	The Registrant confirms that a hyperlink to the Acquired Fund’s semi-annual financial statements filed on EDGAR will be included in the SAI in the pre-effective amendment.

3.	Comment:	The Staff notes the following disclosure in the SAI: “The Conversion will not result in a material change to the Acquired Fund’s investment portfolio due to the investment objective, strategies and restrictions of the Acquired Fund being identical to the Acquiring Fund”. Please describe in correspondence what, if any, percentage of the portfolio will be sold prior to and subsequent to the Conversion, in each case as a result of the Conversion, and consider including such information in the pre-effective amendment.

Response:	Prior to the Conversion, the Acquired Fund expects to sell a portion of its portfolio solely to raise cash for the purpose of redeeming (1) full shares held by non-Converting Shareholders and (2) all fractional shares, in each case as of the Conversion Date. Because of the uncertainty of the exact percentage of the portfolio that would be sold to raise such cash, the Registrant respectfully declines to include a specific percentage. Nevertheless, the Registrant will add disclosure in a pre-effective amendment in response to this comment. The Registrant does not expect to sell any portion of the Acquiring Fund’s portfolio after the Conversion to effectuate the Conversion. Furthermore, the investment objective, strategies and restrictions of the Acquired Fund are identical to those of the Acquiring Fund. As a result, no portion of the Acquired Fund’s portfolio is expected to be sold because of differences between the investment objective, strategies and restrictions of the Acquired Fund and those of the Acquiring Fund.

Should you have any questions, please feel free to contact me at (202) 261-3464.

Sincerely,

/s/ Adam T. Teufel
Adam T. Teufel

cc:	Alice A. Pellegrino
John V. O’Hanlon
Alexander C. Karampatsos